82-34

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 MAY 16 AM 10: 50

Santos

02034108

SUPPL

Date: Thu 16 May 2002 02:12:14 AM EDT

. To: SECURITIES EXCHANGE COMMISSION
. : SECURITIES EXCHANGE COMMISSION
. :
. :

. From: SANTOS LTD
. : SANTOS HOUSE
. : 91 KING WILLIAM STREET
. : ADELAIDE SA 5000

Subject: Weekly Drilling Report w/e 16 May 2002
. :
. :
. :

Number of pages (incl. cover sheet): 2

PROCESSED
MAY 2 9 2002
THOMSON
FINANCIAL

dlw 5/21

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Please help us keep our records up-to-date by faxing advice of any changes to facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131

Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 16th May 2002

Wildcat Exploration Well

Crocker Perkins 2

Type	Gas Exploration Wildcat	
Location	Texas USA Mikeska Project, Live Oak County,	
Status at 0500hrs 15/05/02 (Houston Time)	Drilling ahead directional hole. The current depth is 3590m with 289m progress for the week.	
Planned Total Depth	3960m	
Interest	Santos Group	45.0 %
Operator	Santos Group	

Enquiries: Dr Graeme Bethune
General Manager - Finance & Investor Relations
ph. 08 8218 5157
fax. 08 8218 5970

During the week ending 16th May 2002 Santos Limited also participated in 2 appraisal and 10 development wells.
A complete list of Santos' drilling activity is available from www.santos.com